SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

GEOKINETICS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

372910-10-9

(CUSIP Number)

Avista Capital Partners, L.P.

65 East 55th Street, 18th Floor

New York, NY 10022

Telephone: (212) 593-6900

Attn: Ben Silbert, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Steven D. Rubin, Esq.

Gardere Wynne Sewell LLP

1000 Louisiana Street, Suite 3400

Houston, Texas 77002

January 15, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avista Capital Partners, L.P. I.R.S. Identification No.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,990,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,990,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,990,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avista Capital Partners (Offshore), L.P. I.R.S. Identification No.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,107,026
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,107,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,107,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avista Capital Partners GP, LLC I.R.S. Identification No.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,097,859
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,097,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,097,859
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5%
14	TYPE OF REPORTING PERSON PN

Item 1. Security and Issuer.

This Amendment No. 14 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“Commission”) on September 13, 2006 by Avista Capital Partners, L.P., a Delaware limited partnership (“Avista”), Avista Capital Partners (Offshore), L.P. (“Avista Offshore”) and Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista GP”), as amended by the Amendment No. 1 thereto (“Amendment No. 1”) filed on October 5, 2006, the Amendment No. 2 thereto (“Amendment No. 2”) filed on December 15, 2006, the Amendment No. 3 thereto (“Amendment No. 3”) filed on May 15, 2007, Amendment No. 4 thereto (“Amendment No. 4”) filed on July 18, 2007, the Amendment No. 5 thereto (“Amendment No. 5”) filed on September 12, 2007, the Amendment No. 6 thereto (“Amendment No. 6”) filed on January 16, 2008, the Amendment No. 7 thereto (“Amendment No. 7”) filed on July 28, 2008, the Amendment No. 8 thereto (“Amendment No. 8”) filed January 9, 2009, the Amendment No. 9 thereto (“Amendment No. 9”) filed February 5, 2009, the Amendment No. 10 thereto (“Amendment No. 10”) filed December 9, 2009, the Amendment No. 11 thereto (“Amendment No. 11”) filed December 23, 2009, the Amendment No. 12 thereto (“Amendment No. 12”) filed December 16, 2010 and the Amendment No. 13 thereto (“Amendment No. 13”) filed May 10, 2012, all filed by the same parties (the “Filing Parties”).

The title and class of equity security to which this amendment to the Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056. The following amendments to the Schedule 13D are hereby made. Unless otherwise define herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D or Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and/or Amendment No. 13.

Item 4. Purpose of Transaction – Restructuring of Company

On January 15, 2013, Geokinetics Inc. (the “Company”), Geokinetics Holdings USA, Inc., a wholly owned subsidiary of the Company (“Holdings”), and the Company’s other direct and indirect domestic subsidiaries (together with Holdings, the “Subsidiaries”) entered into a Restructuring Support Agreement (the “Agreement”) with holders of more than 70% in aggregate principal amount of Holdings’ 9.75% Senior Secured Notes due 2014 (the “Notes”) and Avista and Avista Offshore, the largest holders of the Company’s outstanding Series B-1 Senior Convertible Preferred Stock, Series C-1 Senior Preferred Stock and Series D Junior Preferred Stock (collectively, the “Preferred Stock”). Under the terms of the Agreement, the Company and the Subsidiaries agreed to implement a financial restructuring of the Company and the other parties to the Agreement agreed to support and vote for either a pre-negotiated or pre-packaged plan of reorganization, in each case in accordance with the terms, and subject to the conditions, set forth in the Agreement. Under the proposed plan of reorganization, the Company will (i) exchange the Notes for 100% of the issued common stock of the reorganized Company, subject to dilution from a management incentive plan to be adopted by the reorganized Company and the conversion of up to $25 million of debtor in possession financing into common stock of the reorganized Company, (ii) repay $50 million in loans plus accrued interest outstanding under Holdings’ revolving credit facility from the proceeds of an exit financing facility to be entered into in connection with the consummation of the plan of reorganization, (iii) pay general unsecured claims in full either at the conclusion of the chapter 11 case or in the ordinary course of business and (iv) make a cash payment to the holders of certain of the Preferred Stock and cancel all of the Preferred Stock. The existing holders of the common stock of the Company will not receive any distributions and their equity interests will be canceled.

The Company has publicly stated that it intends to file voluntary petitions for relief under chapter 11 of the U.S. Code in the Bankruptcy Court to implement the proposed plan of reorganization. The Company also has publicly stated that it intends to use the chapter 11 process to facilitate a financial restructuring designed to restore the Company to long-term financial health while continuing to operate in the normal course of business without interruption.

The parties’ commitment under the Agreement and the completion of the transactions contemplated by the Agreement are subject to a number of closing conditions, termination rights and approvals, including the majority of the holders of the Notes reaching an agreement with respect to various corporate governance arrangements, the approval of the Bankruptcy Court, and the finalization of definitive documentation.

The description of the Agreement is qualified in its entirety by reference to the full text of the form of the Agreement, a copy of which is filed as Exhibit 10.1 to that certain Form 8-K filed January 17, 2013 and incorporated into this Item 4 by reference.

Item 7. Material to be filed as Exhibit.

1.	Form of Restructuring Support Agreement, dated as of January 15, 2013, by and among the Company, Holdings, Geokinetics Services Corp., Geokinetics Processing, Inc., Geokinetics Acquisition Company, Geokinetics USA, Inc., Geokinetics International Holdings, Inc., Geokinetics Management, Inc., Geokinetics International, Inc., and Advanced Seismic Technology, Inc.; American Securities Opportunities Advisors, LLC, Gates Capital Management, Inc., and the other beneficial owners or advisor, nominee or investment manager for beneficial owner(s) of the Notes party to the Agreement; and Avista Capital Partners, L.P. and Avista Capital Partners (Offshore), L.P. (incorporated by reference from Exhibit 10.1 to the Form 8-K of Geokinetics Inc. filed with the Securities and Exchange Commission January 17, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated January 18, 2013

AVISTA CAPITAL PARTNERS, L.P.

By:	AVISTA CAPITAL PARTNERS, GP, LLC, its general partner

By:	/s/ Ben Silbert

Name:	Ben Silbert
Title:	General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated January 18, 2013

AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.

By:	AVISTA CAPITAL PARTNERS, GP, LLC, its general partner

By:	/s/ Ben Silbert

Name:	Ben Silbert
Title:	General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated January 18, 2013

AVISTA CAPITAL PARTNERS GP, LLC

By:	/s/ Ben Silbert

Name:	Ben Silbert
Title:	General Counsel